Exhibit 21

Carmike Cinemas, Inc.

List of Subsidiaries

Subsidiary	State of Incorporation	% Owned
Eastwynn Theatres, Inc.	Alabama	100%
George G. Kerasotes Corporation	Delaware	100%
GKC Indiana Theatres, Inc.	Indiana	100%
GKC Michigan Theatres, Inc.	Delaware	100%
GKC Theatres, Inc.	Delaware	100%
Military Services, Inc.	Delaware	100%